Gmail

Nydia Shipman <nydiashipman@gmail.com>

Worthy Wefunder Preview

1 message

Klaviyo Preview Mailer <worthy@theworthycompany.com> Tue, Nov 30, 2021 at 12:45 PM
To: NYDIA SHIPMAN <nydiashipman@gmail.com>


FORTUNE
STARTUP
"CHANGING THE PLANT BASED FOOD INDUSTRY
ONE SPOONFUL AT A TIME"
- FORTUNE

invest early

Hello Friends,

We are excited to share the below opportunity to **invest early** in our company, **The Worthy Company**, which **Fortune** described as *Changing the Plant-Based industry one spoonful at a time*! We have our sights set on becoming the next plant-based Chobani, with delicious products for the entire family, and we want to welcome you to join our team.

Worthy is a company, a brand, a promise, and a movement; created to

ensure that plant-based nourishment is readily accessible **to all** and to inspire a global wave of self-worth. The Worthy Bowl is a category creator and our first (but not last!) product line in the booming plant-based, better-for-you meal/snack segment.

ESSENCE sums it up perfectly:


"THIS FEMALE OWNED AND FOUNDED COMPANY HAS CREATED THE FIRST EVER, PLANT-BASED, TRAVEL-FRIENDLY COMPLETE NUTRITION BOWLS MADE WITH SUPERFOOD INGREDIENTS TO PROVIDE A GUT-HEALTHY SNACK ANYONE CAN ENJOY!"
- ESSENCE

Worthy continues to rapidly expand with our omnichannel distribution strategy **including**:

📈 a thriving e-commerce business on theworthycompany.com and Amazon, we average 40% repeat purchasers month over month!

🛒 distribution in **Wegmans**, **Costco**, **Bristol Farms**, multiple **QVC** appearances, and upcoming launch into **Thrive Market** ✏️

💡 recent features in **FORTUNE** and **ESSENCE**

🏆 a $30,000 PepsiCo WomenMade Award and the Greater San Francisco American Advertising Award for packaging design, NEXTY Nominee

💰 investors & advisors from industry leaders like Coca Cola, PepsiCo,

Unilever, UBER, Vitamin Water

🌍 mission-driven: Certified B-Corp, Worthy Movement

As a proud **Women-Owned**, **BIPOC Owned**, **B Corp**, we built our company into a movement to do good things for ourselves, our incredible customers, and the world. With those intentions close to our hearts, **Worthy is welcoming like-minded investors to join our movement and support our next phase of growth.** Together, we can make plant-based nourishment accessible to all and continue to stir up the future of food.

We are partnering with **Wefunder**, a regulation crowdfunding program, to diversify and democratize our community of investors. For as little as $250, you can own a part of our growing brand and join our movement and community. Funds raised will allow us to scale the business over the next year, expand into retail across the country and increase marketing to support every channel of the business.

We are happy to be extending this invitation to our larger professional community, including our friends and colleagues with a chance to invest at early bird terms before opening to the larger public.

Visit our **Wefunder campaign**, check out **our first-ever brand video,** and be an early investor.

invest early

Let's share this entrepreneurial journey together, one spoonful at a time!

Thank you from the bottom of our bowls,





✦ WORTHY NOURISHMENT FOR ALL ✦

Every purchase of Worthy Bowls and Worthy merchandise generates donations to nonprofits One Simple Wish and Graham Windham

One Simple Wish GRAHAM

The Worthy Company
2950 N. Sheridan Rd
Chicago, IL 60657

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail

Nydia Shipman <nydiashipman@gmail.com>

Worthy Wefunder (second round) Preview

1 message

Klaviyo Preview Mailer <worthy@theworthycompany.com> Tue, Nov 30, 2021 at 12:51 PM
To: NYDIA SHIPMAN <nydiashipman@gmail.com>


"THIS FEMALE OWNED AND FOUNDED COMPANY HAS CREATED THE FIRST EVER, PLANT-BASED, TRAVEL-FRIENDLY COMPLETE NUTRITION BOWLS MADE WITH SUPERFOOD INGREDIENTS TO PROVIDE A GUT-HEALTHY SNACK ANYONE CAN ENJOY!"
- ESSENCE

Hello Friends,

Your enthusiasm is incredible and the momentum for early investment in Worthy is exceeding our expectations! We are so thrilled to be expanding the Worthy investor community with like minded investors and ask you to please share the early bird opportunity with your networks.

What opportunity are we talking about?

We are excited to share the below opportunity to **invest early** in our company, **The Worthy Company**, which **Fortune** described as

Changing the Plant-Based industry one spoonful at a time! We have our sights set on becoming the next plant-based Chobani, with delicious products for the entire family, and we want to welcome you to join our team. You will never have a better opportunity to get in early on the Future of Food!

What is Worthy you ask?

Worthy is a company, a brand, a promise, and a movement; created to ensure that plant-based nourishment is readily accessible **to all** and to inspire a global wave of self-worth. The Worthy Bowl is a category creator and our first (but not last!) product line in the booming plant-based, better-for-you meal/snack segment.


FORTUNE
STARTUP
"CHANGING THE PLANT BASED FOOD INDUSTRY
ONE SPOONFUL AT A TIME"
- FORTUNE

Worthy continues to rapidly expand with our omni channel distribution strategy **including**:

📈 a thriving e-commerce business on theworthycompany.com and Amazon, we average 40% repeat purchasers month over month!

🛒 distribution in **Wegmans**, **Costco**, **Bristol Farms**, multiple **QVC** appearances, and upcoming launch into **Thrive Market** ✏️

💡 recent features in **FORTUNE** and **ESSENCE**

🏆 a $30,000 PepsiCo WomenMade Award and the Greater San Francisco American Advertising Award for packaging design, NEXTY Nominee

💰 investors & advisors from industry leaders like Coca Cola, PepsiCo, Unilever, UBER, Vitamin Water

🌍 mission-driven: Certified B-Corp, Worthy Movement

As a proud **Women-Owned**, **BIPOC Owned**, **B Corp**, we built our company into a movement to do good things for ourselves, our incredible customers, and the world. With those intentions close to our hearts, **Worthy is welcoming like-minded investors to join our movement and support our next phase of growth.** Together, we can make plant-based nourishment accessible to all and continue to stir up the future of food.

We are partnering with **Wefunder**, a regulation crowdfunding program, to diversify and democratize our community of investors. For as little as $250, you can own a part of our growing brand and join our movement and community. Funds raised will allow us to scale the business over the next year, expand into retail across the country and increase marketing to support every channel of the business.

We are happy to be extending this invitation to our larger professional community, including our friends and colleagues with a chance to invest at early bird terms before opening to the larger public.

Visit our **Wefunder campaign**, check out **our first-ever brand video,** and be an early investor.

Let's share this entrepreneurial journey together, one spoonful at a time!

Thank you from the bottom of our bowls,

Nydia & Sarah



✦ WORTHY NOURISHMENT FOR ALL ✦

Every purchase of Worthy Bowls and Worthy merchandise generates donations to nonprofits One Simple Wish and Graham Windham

The Worthy Company
2950 N. Sheridan Rd
Chicago, IL 60657

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail Nydia Shipman <nydiashipman@gmail.com>

Something about the early bird & the worm Preview

1 message

Klaviyo Preview Mailer <worthy@theworthycompany.com> Tue, Nov 30, 2021 at 12:51 PM
To: NYDIA SHIPMAN <nydiashipman@gmail.com>

THE worthy COMPANY


FORTUNE


INVEST EARLY

Hello Friends,

Ever say to yourself "I wish I invested in that company early on"? Well, we are thrilled to share the following opportunity with you to become a part of our family! **For a limited time**, we have an opportunity to invest early in The Worthy Company, which Fortune recently described as Changing the Plant-Based industry one spoonful at a time! Our award-winning Worthy Bowl is our first product line, and we strongly believe we have what it takes to be the next plant-based Chobani, with delicious products for everyone in your family. Worthy is going from market innovator to market leader in the soon to be $160 Billion plant-based industry. Come join us!


worthy
worthy
worthy
worthy
worthy

The future of food is here, and it's plant-based. As a proud Women-Owned, BIPOC Owned and Certified B Corporation we built our company into something more than just an ordinary food brand. Worthy was created to ensure that plant-based nourishment is readily accessible **to all** and to stir up a global wave of self worth. Worthy is welcoming like-minded investors to support our next phase of growth and make some waves together!.


ESSENCE sums it up perfectly:
This female owned and founded company has created the first ever, plant-based, travel-friendly complete nutrition bowls made with superfood ingredients to provide a gut-healthy snack anyone can enjoy!
-ESSENCE


WORTHY CONTINUES TO RAPIDLY EXPAND
Average 40% repeat purchasers month over month
Distribution in Wegmans, Costco, Bristol Farms
Multiple QVC appearances
Recent features in FORTUNE & ESSENCE
Awards from PepsiCo WomenMade & the Greater San Francisco American Advertising Award for packaging design
Investors & advisors from industry leaders like Coca Cola, PepsiCo, Unilever, UBER, Vitamin Water
Mission-driven: Certified B-Corp, Worthy Movementr


SHARE
WITH
YOUR
NETWORK

We want YOU to join our family. For as little $250 you can have part ownership in this growing brand! Funds raised will allow us to scale up over the next year, grow our team and expand nationally.


worthy
worthy
worthy
worthy
worthy

We are happy to extend this invitation to an initial small audience, including our friends and colleagues with a chance at early bird terms before opening the project up to the larger public

Visit our **Wefunder campaign**, check out **our first-ever brand video**, and be an early investor.

INVEST EARLY

Let's share this entrepreneurial journey together, one spoonful at a time!

Thank you from the bottom of our bowls,


Nydia & Sarah

Every purchase of Worthy Bowls and Worthy merchandise generates donations to nonprofits One Simple Wish and Graham Windham

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.